Aileen Rodriguez Resume

275 Commercial Blvd Suite 204

December 11, 2020

3/2017 to 12/2020- Aileen has served as Vice President of Christ Vue Inc. and Crossflix Inc., she was responsible for producing shows, negotiating agreements with Film Producers and Distributors. Making arrangements to go to Trade Shows and managing staff.

3/2017 to 12/2020- Aileen served as a Partner in Income Property Realty LLC, her responsibilities included managing Real Estate and Rehabbing and Designing House Rehab projects in Florida and Massachusetts. She was also involved in helping with Sales of Properties. The Company bought and sold over 15 Properties during that period.

1/2020 to 12/2020-Aileen was involved in moving forward Avinu Media which eventually became a Delaware Corporation. The Company has offices in South Florida and Is working on raising money. Aileen was involved with helping create a Business Plan, speak to prospective clients, discuss technical issues associated with the Streaming Platform and other tasks.

3/2020 to 12/2020 Aileen during the Covid Pandemic has been assisting seniors with groceries, masks, taking supplies like toilet paper and paper towels to the home of Senior Citizens in the South Florida area.